UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39742

17 EDUCATION & TECHNOLOGY GROUP INC.

(Translation of registrant’s name into English)

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Amendment and Restatement of Share Option and Incentive Plans

On April 23, 2025, the board of directors of the Registrant approved the amendment and restatement of several share option and incentive plans it previously adopted, namely the Fifth Amended and Restated 2015 Share Option Plan in September 2020 (the “2015 Share Option Plan”), the Second Amended and Restated 2018 Share Option Plan in September 2020 (the “2018 Share Option Plan”) and the 2020 share incentive plan in November 2020 (the “2020 Share Incentive Plan”), to extend the expiration date of the options granted under and the ending date of the term of each of the 2015 Share Option Plan, the 2018 Share Option Plan and the 2020 Share Incentive Plan to December 31, 2035, effective on April 23, 2025 (the “Amended and Restated Share Option and Incentive Plans”). No other substantive amendment to the previous 2015 Share Option Plan, 2018 Share Option Plan or 2020 Share Incentive Plan was made.

The foregoing description of the Amended and Restated Share Option and Incentive Plans is qualified in its entirety by reference to the full text of the Sixth Amended and Restated 2015 Share Option Plan, the Third Amended and Restated 2018 Share Option Plan and the Second Amended and Restated 2020 Share Incentive Plan, which are attached as Exhibits 99.1, 99.2 and 99.3 to this Form 6-K and are incorporated herein by reference.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 (No. 333-255632), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

17 EDUCATION & TECHNOLOGY GROUP INC.

	By:	/s/ Michael Chao Du
	Name:	Michael Chao Du
	Title:	Chief Financial Officer

Date: April 25, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Sixth Amended and Restated 2015 Share Option Plan
Exhibit 99.2	Third Amended and Restated 2018 Share Option Plan
Exhibit 99.3	Second Amended and Restated 2020 Share Incentive Plan